Exhibit 99.1

PTL LIMITED AND SUBSIDIARIES

PTL Limited and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2025 and December 31, 2024

(Expressed in U.S. Dollars, except for the number of shares)

	At June 30, 2025	At December 31, 2024
Assets
Current assets
Cash	$2,687,406	$4,793,555
Accounts receivable	8,894,146	7,720,366
Due from a shareholder	11,825	10,839
Prepayments and other current assets	1,139,997	14,246
Total current assets	12,733,374	12,539,006

Non-current assets
Operating lease right-of-use assets	18,500	36,923
Total assets	$12,751,874	$12,575,929
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$3,672,973	$11,396,908
Income tax payable	393,037	393,037
Operating lease liabilities, current	18,500	36,190
Accrued expenses and other current liabilities	245,906	134,917
Total current liabilities	4,330,416	11,961,052

Non-current liabilities
Operating lease liabilities, non-current	-	733
Total liabilities	4,330,416	11,961,785

Shareholders’ equity
Class A Ordinary Shares, no par value, unlimited number of Class A Ordinary Shares authorized, 26,237,500 and 1,437,500 Class A Ordinary Shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively*	15,199,394	4,240,827
Class B Ordinary Shares, no par value, unlimited number of Class B Ordinary Shares authorized, 11,250,000 and 11,250,000 Class B Ordinary Shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively*	1	1
Deferred share-based compensation	(4,360,759)	-
Accumulated losses	(2,417,178)	(3,626,684)
Total shareholders’ equity	8,421,458	614,144

Total liabilities and shareholders’ equity	$12,751,874	$12,575,929

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance, share split and share redesignation.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PTL Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

For the Six Months Ended June 30, 2025, 2024 and 2023

(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended June 30,
	2025	2024	2023
Revenue	$43,555,675	$50,273,589	$44,254,007
Cost of revenue	(43,008,979)	(49,133,889)	(42,997,119)
Gross profit	546,696	1,139,700	1,256,888

Selling, general and administrative expenses	(1,174,250)	(718,758)	(220,296)
Reversal of provision for expected credit loss	2,401,151	-	-

Profit from operations	1,773,597	420,942	1,036,592

Other income (expense)
Interest (expense) income, net	(566,695)	(1,004)	594
Other income	4,113	1,062	7,519
Currency exchange loss	(1,509)	(2,209)	(632)
Total other (expense) income, net	(564,091)	(2,151)	7,481

Income before provision for income taxes	1,209,506	418,791	1,044,073
Income tax expense	-	(98,347)	(150,578)
Net income and total comprehensive income	$1,209,506	$320,444	$893,495

Earnings per share – basic and diluted*	$0.050	$0.028	$0.079

Weighted average shares outstanding – basic and diluted*	24,214,682	11,250,000	11,250,000

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance, share split and share redesignation.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PTL Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2025, 2024 and 2023

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares
	No. of Class A Ordinary Shares	Amount	No. of Class B Ordinary Shares	Amount	Deferred share-based compensation	Retained earnings	Total
Balance as of December 31, 2022	-	$-	11,250,000	$1	$-	$413,912	$413,913

Net income for the period	-	-	-	-	-	893,495	893,495
Balance as of June 30, 2023	-	$-	11,250,000	$1	$-	$1,307,407	$1,307,408

	Ordinary shares
	No. of Class A Ordinary Shares	Amount	No. of Class B Ordinary Shares	Amount	Deferred share-based compensation	Retained earnings	Total
Balance as of December 31, 2023	-	$-	11,250,000	$1	$-	$1,350,032	$1,350,033

Net income for the period	-	-	-	-	-	320,444	320,444
Balance as of June 30, 2024	-	$-	11,250,000	$1	$-	$1,670,476	$1,670,477

	Ordinary shares
	No. of Class A Ordinary Shares	Amount	No. of Class B Ordinary Shares	Amount	Deferred share-based compensation	Accumulated losses	Total
Balance as of December 31, 2024	1,437,500	$4,240,827	11,250,000	$1	$-	$(3,626,684)	$614,144

Issuance of ordinary shares under 2024 equity incentive plan	1,000,000	4,815,100	-	-	(4,815,100)	-	-
Share-based compensation	-	-	-	-	454,341	-	454,341
Issuance of ordinary shares pursuant to offering, net of offering cost	23,800,000	6,143,467	-	-	-	-	6,143,467
Net income for the period	-	-	-	-	-	1,209,506	1,209,506
Balance as of June 30, 2025	26,237,500	$15,199,394	11,250,000	$1	$(4,360,759)	$(2,417,178)	$8,421,458

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance, share split and share redesignation.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PTL Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	For the Six Months Ended June 30,
	2025	2024	2023
Cash flows from operating activities:
Net income	$1,209,506	$320,444	$893,495
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Operating lease expenses	19,154	15,039	-
Reversal of provision of expected credit loss	(2,401,151)	-	-
Share-based compensation	454,341	-	-

Changes in operating assets and liabilities:
Accounts receivable	1,227,371	(721,961)	229,887
Prepayments and other current assets	(1,125,752)	1,591,357	29,278
Accounts payable	(7,723,935)	(1,635,755)	(1,135,736)
Income taxes payable	-	98,347	150,578
Operating lease liabilities	(19,154)	(15,762)	-
Due from a shareholder	(985)	-	-
Accrued expenses and other current liabilities	110,989	(247,386)	(411)
Net cash (used in) provided by operating activities	(8,249,616)	(595,677)	167,091

Cash flows from financing activities:
Advance to a related party	-	(3,448)	-
Proceeds from issuance of ordinary shares pursuant to the offering, net of issuance cost	7,140,000	-	-
Payments of offering costs related to the offering	(996,533)	-	-
Payments of offering costs related to initial public offering	-	(324,069)	-
Net cash provided by (used in) financing activities	6,143,467	(327,517)	-

Net (decrease) increase in cash	(2,106,149)	(923,194)	167,091

Cash, beginning of period	4,793,555	1,144,737	92,042

Cash, end of period	$2,687,406	$221,543	$259,133

Supplemental non-cash information
Operating lease right-of-use assets, obtained in exchange for operating lease obligations	$-	$70,378	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

PTL Limited (the “Company”) is a limited liability company established under the laws of the British Virgin Islands on December 29, 2023. It is a holding company with no business operation.

The Company owns 100% equity interest of (i) Petrolink Energy Limited (“Petrolink Hong Kong”), a limited liability company established in Hong Kong on June 21, 2013; and (ii) Petrolink Energy Pte. Ltd. (“Petrolink  Singapore”), a private company limited by shares established in Singapore on February 5, 2024.

The Company, through its wholly-owned subsidiaries, Petrolink Hong Kong and Petrolink Singapore, (collectively, the “Group”), is an established bunkering facilitator providing marine fuel logistics services for vessel refuelling, primarily serving the Asia Pacific market. The Group leverages on its close relationships and partnership within our established network in the marine fuel logistic industry, including the upstream suppliers and downstream customers, to provide a one-stop solution for vessel refuelling. The Group purchases marine fuel from its suppliers and coordinate delivery of the fuel directly to its customers through the suppliers. As a bunker facilitator, the Group’s services mainly involve (i) facilitating with its suppliers to supply fuel for the use by the customers’ vessels at various ports along their voyages in the Asia Pacific region; (ii) arranging vessel refuelling activities at competitive pricing to the customers; (iii) offering trade credit to the customers for vessel refuelling; (iv) handling unforeseeable circumstances faced by the customers and providing contingency solutions to the customers in a timely manner; and (v) handling disputes, mainly in relation to quality and quantity issues on marine fuel, if any.

Reorganization

A reorganization of the legal structure of the Company (the “Reorganization”) was completed on February 21, 2024. Prior to the Reorganization, Petrolink Hong Kong, the operating subsidiary of the Company, was controlled by Mr. Tak Wing, Ho. As part of the Reorganization, PTLE Limited, being the immediate holding company of the Company, was first incorporated under the laws of the British Virgin Islands on December 21, 2023 and was controlled by Mr. Tak Wing, Ho. Subsequently, the Company was incorporated as a wholly owned subsidiary of PTLE Limited. On February 5, 2024, Petrolink Singapore was incorporated in Singapore as a wholly-owned subsidiary of the Company. On February 21, 2024, Mr. Tak Wing, Ho transferred his all ordinary shares in Petrolink Hong Kong to the Company. Consequently, the Company became the holding company of Petrolink Hong Kong on February 21, 2024. The Company and its subsidiaries resulting from Reorganization has always been under the common control of the same controlling shareholders before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The accompanying unaudited condensed consolidated financial statements reflect the activities of PTL Limited and the following entities:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Petrolink Energy Limited (“Petrolink Hong Kong”)	June 21, 2013	Hong Kong	100%	Providing marine fuel logistics services and one-stop solutions for vessel refuelling
Petrolink Energy Pte. Ltd. (“Petrolink Singapore”)	February 5, 2024	Singapore	100%	Sales office

Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025 include all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for such interim periods. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of results to be expected for the full year ending December 31, 2025. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended December 31, 2024, 2023 and 2022.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the allowance for expected credit loss and uncertain tax position. Actual results could differ from those estimates, and as such, differences could be material to the unaudited condensed consolidated financial statements.

Functional Currency and Foreign Currency Translation and transaction

The functional currency of the Company and its subsidiaries is the U.S. Dollars (“US$” or “$”). The Company’s unaudited condensed consolidated financial statements are reported using the US$. Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other income (expense), net, in the accompanying unaudited condensed consolidated statements of operations and comprehensive income in the period incurred.

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of approximately US$102,564 (HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable

Accounts receivable is recognized and carried at original invoiced amount less an allowance for expected credit loss.

The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard replaces the “incurred loss methodology” credit impairment model with a new forward-looking methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. In applying this standard, the Company has adopted the loss rate methodology to estimate historical losses on accounts receivable. The Company has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss.

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. For the six months ended June 30, 2025, 2024 and 2023, there was no impairment recorded as the Company considers all of the prepayments fully realizable.

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Deferred IPO costs

The Company capitalizes certain legal, consultancy and other professional fees that are directly associated with in process equity financings as deferred IPO costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity as a reduction of additional paid in capital generated as a result of the offering. Should the equity financing for which those costs relate no longer be considered probable of being consummated, all deferred offering costs will be charged to operating expenses in the statement of operations and comprehensive income at such time.

Lease

The Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB. The adoption of Topic 842 resulted in the presentation of operating lease right-of-use assets and operating lease liabilities on the unaudited condensed consolidated balance sheets.

The Company has assessed the following: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Company’s unaudited condensed consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its unaudited condensed consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its unaudited condensed consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and has elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

During the six months ended June 30, 2024, the Company recognized respectively, ROU assets and operating lease liabilities of $70,378 and $70,378, in the unaudited condensed consolidated balance sheets.

Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company generally recognizes sales and distribution of marine fuel revenue on a gross basis as the Company has control of the products or services before they are delivered to the Company’s customers. In drawing this conclusion, the Company considered various factors, including latitude in establishing the sales price, discretion in the supplier selection and that the Company is normally the primary obligor in the Company’s sales arrangements.

Revenue from the sales and distribution of marine fuel is recognized at a point in time when the Company’s customers obtain control of the marine fuel, which is typically upon delivery of each promised gallon or barrel to an agreed-upon delivery point. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Company’s sales terms provide no right of return outside of a standard quality policy and returns are generally and have not been significant. Payment terms are generally set at 30 days after the delivery of the fuel.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the purchase of marine fuel and delivery services necessary in the course of sales and distribution of marine fuel.

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Share-based compensation

The Company applied ASC 718 (‘‘ASC 718’’), Compensation—Stock Compensation, to account for its employee and non-employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Company’s share-based awards were classified as equity awards. The Company measures the share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period. In accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting, the Company elected to account for forfeitures as they occurred.

Employee Benefit Plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were $6,140, $7,413 and $3,050 for the six months ended June 30, 2025, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for unaudited condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Company believes there were no uncertain tax positions as of June 30, 2025 and December 31, 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. As of June 30, 2025, income tax returns for the years ended December 31, 2018 through December 31, 2024 for Petrolink Hong Kong remain open for statutory examination by Hong Kong tax authorities.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the six months ended June 30, 2025, 2024 and 2023, there were no dilutive shares.

The Company effectuated a share split of its issued and outstanding shares at a ratio of 11,250,000 for one on July 11, 2024. As a result, the number of shares issued and outstanding increased from 1 to 11,250,000 with no par value. The EPS for the six months ended June 30, 2025, 2024 and 2023, including its opening balances presented has been adjusted to reflect the increased number of shares. The share split did not impact the total equity or net income of the Company.

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Significant Risks

Currency Risk

Other than the Group’s sales and purchases activities are transacted in US$, the Group’s other operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of June 30, 2025 and December 31, 2024, $2,687,404 and $4,792,421 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$102,564 (HK$800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

For the credit risk related to accounts receivable, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company has adopted the loss rate methodology to estimate historical losses on accounts receivable. The Company has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors. The Company believes that no significant credit risk exists as the risk is mitigated by the Company’s assessment of its customers’ creditworthiness, years of relationship and its ongoing monitoring of outstanding balances. As of June 30, 2025 and December 31, 2024, the balance of allowance for expected credit loss were nil and $5,740,368, respectively.

For the six months ended June 30, 2025, 2024 and 2023, most of the Company’s assets were located in Hong Kong and most of the Company’s revenue were derived from its subsidiary located in Hong Kong. The Company has a concentration of its revenue, purchases, accounts receivable and accounts payable with specific customers and suppliers.

For the six months ended June 30, 2025, two customers accounted for approximately 27.5% and 11.7% of the Company’s total revenue. For the six months ended June 30, 2024, two customers accounted for approximately 23.3% and 13.1% of the Company’s total revenue. For the six months ended June 30, 2023, one customer accounted for approximately 20.3% of the Company’s total revenue.

As of June 30, 2025, one customer account receivable accounted for approximately 67.2% of the total accounts receivable. As of December 31, 2024, two customers’ accounts receivable accounted for approximately 49.4% and 11.6% of the total accounts receivable.

For the six months ended June 30, 2025, two suppliers accounted for approximately 32.8% and 26.1% of the Company’s total purchases. For the six months ended June 30, 2024, three suppliers accounted for approximately 35.8%, 15.8% and 12.7% of the Company’s total purchases. For the six months ended June 30, 2023, two suppliers accounted for approximately 46.7% and 23.0% of the Company’s total purchases.

As of June 30, 2025, three suppliers’ accounts payable accounted for approximately 40.4%, 25.7% and 15.3% of the total accounts payable. As of December 31, 2024, five suppliers’ accounts payable accounted for approximately 26.7%, 26.1%, 15.7%, 13.6% and 11.8% of the total accounts payable.

Recently Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Management is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and cash flows.

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

3. Accounts Receivable

Accounts receivable consisted of the following:

	June 30, 2025	December 31, 2024
Accounts receivable	$8,894,146	$13,460,734
Less: allowance for expected credit loss	-	(5,740,368)
Accounts receivable, net	$8,894,146	$7,720,366

The movement of the allowance for expected credit loss for the six months ended June 30 were as follows:

	For the six months ended June 30,
	2025	2024	2023
Balance at the beginning of the period	$5,740,368	$-	$-
Reversal of provision for expected credit loss	(2,401,151)	-	-
Write-off	(3,339,217)	-	-
Balance at the end of the period	$-	$-	$-

4. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	June 30, 2025	December 31, 2024
Other deposits	$1,136,063	$11,063
Prepayments	3,934	3,183
	$1,139,997	$14,246

5. Leases

Operating leases as lessee

As of June 30, 2025, the Company has operating leases recorded on its unaudited condensed consolidated balance sheets for office spaces that expire on various dates in 2026. The Company does not have options to extend or cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, at lease commence date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

5. Leases (Continued)

The following table shows ROU assets and operating lease liabilities, and the associated financial statement line items as of:

	June 30, 2025	December 31, 2024
Assets
Operating lease right-of-use assets, net	$18,500	$36,923

Liabilities
Operating lease liabilities, current	$18,500	$36,190
Operating lease liabilities, non-current	$-	$733

Weighted average remaining lease term (in years)	Approximately 0.54 years	Approximately 1.08 years
Weighted average discount rate (%)	5.24%	5.22%

Information relating to operating lease activities during the six months ended June 30, 2025, 2024 and 2023 are as follows:

	For the six months ended June 30,
	2025	2024	2023
Operating lease right-of-use assets, obtained in exchange for operating lease liabilities	$-	$70,378	$-

Operating lease expenses
Amortization of operating lease right-of-use assets	$18,423	$13,691	$-
Interest of lease liabilities	731	1,348	-
Total operating lease expenses	$19,154	$15,039	$-

Maturities of lease liabilities were as follows:

As of June 30, 2025
2026	$18,783

Total lease payments	$18,783
Less: imputed interest	(283)
Total	$18,500

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

6. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of:

	June 30, 2025	December 31, 2024
Accruals for operating expenses	$29,951	$124,491
Other payables	215,955	10,426
Total	$245,906	$134,917

7. Income Taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to $256,410 (HK$2,000,000), and 16.5% on any part of assessable profits over $256,410 (HK$2,000,000).

Singapore

A company incorporated in Singapore is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $7,463 (S$10,000) taxable income and 50% of the next $141,791 (S$190,000) taxable income exempted from income tax.

The components of the income tax expense are as follows:

	For the six months ended June 30,
	2025	2024	2023
Current
BVI	$-	$-	$-
Hong Kong	-	98,347	150,578
Singapore	-	-	-
Deferred
BVI	-	-	-
Hong Kong	-	-	-
Singapore	-	-	-
Provision for income taxes	$-	$98,347	$150,578

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

7. Income Taxes (Continued)

Income tax payable consist of the following as of:

	June 30, 2025	December 31, 2024
Income tax payable	$393,037	$393,037
	$393,037	$393,037

As of June 30, 2025 and December 31, 2024, the Group had net operating loss carry-forward of $3,761,645 (approximately HK$28,664,554) and nil, respectively, from Petrolink Energy Limited, which was operating at losses (after excluding the non-taxable income of the gross amount of the reversal of provision for expected credit loss on accounts receivable of $5,740,368) for the six months ended June 30, 2025. These losses can offset future taxable income and can be carried forward indefinitely. As of June 30, 2025, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Group believed that it was more likely than not that Petrolink Energy Limited will be unable to fully utilize its deferred tax assets related to the net operating loss carry-forward in Hong Kong. As a result, the valuation allowance of $628,301 was recorded against the gross deferred tax asset balance as of June 30, 2025.

The following table reconciles Hong Kong statutory rates to the Company’s effective tax:

	For the six months ended June 30,
	2025	2024	2023
Profit before income taxes	$1,209,506	$418,791	$1,044,073
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	199,569	69,101	172,272
Reconciling items:
Tax effect of income that is not taxable*	(947,213)	(57)	(98)
Tax effect on expenses that is not deductible**	13,980	50,901	-
Tax effect of rate differences in various jurisdictions	126,607	-	-
Effect of domestic tax allowance	(21,244)	(21,598)	(21,596)
Tax effect on changes in valuation allowance	628,301	-	-
Income tax expense	$-	$98,347	$150,578

*	Income that is not taxable mainly consisted of the interest income and the reversal of provision for expected credit loss which are non-taxable under Hong Kong income tax law.

**	Expenses that are not deductible mainly consisted of legal and professional fee which are non-deductible under Hong Kong income tax law

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the six months ended June 30, 2025, 2024 and 2023. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2025.

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

8. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of the British Virgin Islands on December 29, 2023. The authorized number of Ordinary Shares was unlimited with no par value. On December 29, 2023, the Company issued 1 share to the controlling shareholder at no par value.

On July 11, 2024, the Company effectuated a share split of its issued and outstanding shares at a ratio of 11,250,000 for one, such that after such share split, the number of issued shares in the Company was 11,250,000 ordinary shares with no par value (the “Ordinary Shares”). As a part to the Company’s recapitalization prior to the completion of its anticipated initial public offering, the Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to share split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented. As a result of all events mentioned above, the Company had an unlimited number with no par value Ordinary Shares authorized, of which 11,250,000 were issued and outstanding as of June 30, 2024 and December 31, 2023.

The Ordinary Shares began trading on October 16, 2024 on the Nasdaq Capital Market and commenced trading under the ticker symbol “PTLE”.

On October 17, 2024, the Company closed its IPO of 1,250,000 Ordinary Shares, which were priced at $4.00 per share. Subsequently, on November 4, 2024, Dominari Securities LLC, as the representative of the underwriters of the IPO, exercised its over-allotment option to purchase an additional 187,500 ordinary shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on November 6, 2024. The IPO and the exercise of the over-allotment option with net proceeds totaling $4,678,701 from the offering after deducting underwriting discounts and offering expenses of $1,071,299 from the gross proceeds totaling $5,750,000.

Upon the completion of IPO of the Company, IPO costs capitalized as of December 31, 2023 amounted to $50,000, together with other IPO costs incurred during the year ended December 31, 2024, totaling $1,509,173, were charged to shareholders’ equity under share capital.

As at December 31, 2024, a total of 12,687,500 Ordinary Shares were issued and outstanding.

On January 4, 2025, February 3, 2025 and March 3, 2025, the Company issued a total of 550,000, 240,000 and 210,000 Ordinary Shares to five consultants of the Company under the 2024 Equity Incentive Plan.

On April 9, 2025, the Company entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 23,800,000 Ordinary Shares at the price of $0.30 per ordinary share for aggregate gross proceeds of $7,140,000. The Offering closed on April 11, 2025. Upon the completion of the Offering, the offering costs incurred during the six months ended June 30, 2025, totaling $996,533, were charged to shareholders’ equity under share capital.

Immediately after the Offering, a total of 37,487,500 Ordinary Shares were issued and outstanding.

On June 30, 2025, the Company effectuated a redesignation of the authorized Ordinary Shares from the unlimited number of Ordinary Shares into (i) unlimited number of class A ordinary shares of no par value (the “Class A Ordinary Shares”); and (ii) unlimited number of class B ordinary shares of no par value (the “Class B Ordinary Shares”) (the “Share Redesignation”). As a result, 26,237,500 Class A Ordinary Shares and 11,250,000 Class B Ordinary Shares were issued and outstanding post-Share Redesignation and as of June 30, 2025.

In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per Class A Ordinary Share, while holders of Class B Ordinary Shares will be entitled to fifty votes per Class B Ordinary Share.

The Ordinary Shares are presented on a post-Share Redesignation basis, or as having been retroactively adjusted and restated to give effect to the Share Redesignation, as if the Share Redesignation had occurred by the relevant earlier date.

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

9. Share-based compensation

2024 Equity Incentive Plan

On December 30, 2024, the board of directors of the Company approved and adopted an equity incentive plan, which authorized a maximum number of 1,000,000 ordinary shares of the Company available for issuance to the directors, officers, managers, employees, consultants or advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates.

As of June 30, 2025 and December 31, 2024, 1,000,000 and nil Class A Ordinary Shares have been granted under the 2024 Equity Incentive Plan, respectively.

10. Related Party Balance and Transactions

The following is a list of related parties which the Company has balances/transactions with:

(a)	Mr. Tak Wing, Ho, a director of the Company, who tended his resignation as a director and the Chief Financial Officer of PTL Limited effective from August 1, 2025.

(b)	Tri Co Trading Co., Limited, controlled by Mr. Chi Nap, Yau, who was a former director of Petrolink Hong Kong from November 1, 2022 to March 7, 2023.

(c)	PTLE Limited, an immediate holding company of the Company.

a.	Due from a related party

As of June 30, 2025 and December 31, 2024, the balance of amount due from a related party was as follows:

	June 30, 2025	December 31, 2024
PTLE Limited (c) (1)	$11,825	$10,839
	$11,825	$10,839

(1)	The balance as of June 30, 2025 and December 31, 2024 represented the advances to PTLE Limited (c) for operational purpose. The amount was unsecured, interest-free and repayable on demand.

b.	Related party transactions

The Company sells marine fuel to Tri Co Trading Co., Limited (b). For the six months ended June 30, 2025, 2024 and 2023, the sales of marine fuel to Tri Co Trading Co., Limited (b) were nil, nil and $3,731,638, respectively.

PTL Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

11. Commitments and Contingencies

Commitments

As of June 30, 2025, the Company did not have any significant capital and other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its unaudited condensed consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of June 30, 2025 and December 31, 2024, the Company is not a party to any material legal or administrative proceedings.

12. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are mostly located in Hong Kong and most of the Company’s revenue and expense are derived in Hong Kong. The single segment represents the Company’s core business of providing marine fuel logistics services and one-stop solutions for vessel refueling mainly in Hong Kong. The following table shows the revenue by geographical location of the Company’s revenue for the six months ended June 30, 2025, 2024 and 2023, respectively, where is based on the location at which the marine fuel is delivered to the customer:

	For the six months ended June 30,
	2025	2024	2023
Hong Kong	$41,130,233	$47,565,305	$41,234,601
United Arab Emirates	-	-	1,584,578
Singapore	2,425,442	2,708,284	238,079
Saudi Arabia	-	-	780,000
China	-	-	148,188
Others*	-	-	268,561
Total	$43,555,675	$50,273,589	$44,254,007

*	Others include Netherlands and Kenya.

12. Subsequent Events

The Group evaluates all events and transactions that occurred after June 30, 2025 and up through the date the Company issued these unaudited condensed consolidated financial statements. Other than the event disclosed below or elsewhere in these consolidated financial statements, there is no other material subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

On August 1, 2025, Mr. Tak Wing Ho tendered his resignation as a director and the Chief Financial Officer of PTL Limited, effective August 1, 2025. Tak Wing Ho’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On August 1, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee of PTL Limited, Ms. Yuen Tung Leung (Ms. Leung) was appointed as a director and the Chief Financial Officer, effective August 1, 2025.

On October 1, 2025, the Company entered into an agreement with a customer to restructure a accounts receivable of $5,971,608.96 into a 4-year, 7% note receivable, due to the customer’s financial needs for its future development. This modification will result in reclassification of the receivables from current to non-current assets in second half of 2025. The impact on future interest income and liquidity is under evaluation.